UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-38954

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LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

LINX S.A. (B3: LINX3; NYSE: LINX), leader and specialist in retail technology, announces to its shareholders and the market that it has signed a partnership with Magazine Luiza (“Magalu”) to integrate Linx's Omnichannel platform with Magalu's marketplace, including Netshoes. The partnership will allow Magalu´s marketplace sellers to use their own physical stores as a delivery option for their products sold on the company's platform.

Now, when a customer makes a purchase on the Magalu platform for a product sold by a seller, they can choose to pick up the product at that partner's physical store or receive it at home with the possibility of shipping from the store speeding up delivery times and reducing shipping costs.

In order to have access to this delivery model, the marketplace seller must be a Linx OMNI OMS (Order Management System) user.

With this partnership, consumers will be able to reduce delivery time and shipping cost. Sellers will have access to Linx´s and Magalu´s logistic partners at their disposal for services such as “same day” and “same hour” delivery.

The signing of this agreement is another step by Linx to reinforce its leadership in the Omnichannel strategy, supporting its clients on the digital transformation journey and strengthening a fluid relationship with their customers.

São Paulo, November 26, 2019.

Alexandre Kelemen

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2019

Linx S.A.

By: /s/ Alexandre Kelemen

Name: Alexandre Kelemen

Title: Investor Relations Officer